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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                         Curative Health Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    231264102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Mark R. Levy, Holland & Hart LLP, 555 l7th Street,
                       Denver, CO 80202 - (303) 295-8073
--------------------------------------------------------------------------------
             (Name/Address/Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 13, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                          SCHEDULE 13D
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
                CUSIP No. 231264102                                                             Page 2 of 8 Pages
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------------ --------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON            Joseph Feshbach

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
------------ --------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) / /

                                                                                                                       (b) /X/
------------ --------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ --------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  PF, OO
------------ --------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                    / /
------------ --------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
------------ --------------------------------------------------------------------------------------------------------------------

                                     7      SOLE VOTING POWER
           Number of                                  15,500
                                 ---------- -------------------------------------------------------------------------------------
                                     8      SHARED VOTING POWER
            Shares                                   233,000
                                 ---------- -------------------------------------------------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
      Beneficially Owned                              15,500
      by Each Reporting
                                 ---------- -------------------------------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
          Person With                                233,000
-------------------------------- ---------- -------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      248,000
------------ --------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES

------------ --------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.1%
------------ --------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                      IN
------------ --------------------------------------------------------------------------------------------------------------------


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                                                          SCHEDULE 13D
----------------------------------------------------                         ----------------------------------------------------

                CUSIP No. 231264102                                                             Page 3 of 8 Pages
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------------ --------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON            Matthew Feshbach

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
------------ --------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) / /

                                                                                                                       (b) /X/
------------ --------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ --------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  PF, OO
------------ --------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                    / /
------------ --------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
------------ --------------------------------------------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER
           Number of                                 49,100
                                 ---------- -------------------------------------------------------------------------------------
                                     8      SHARED VOTING POWER
            Shares                                   56,100
                                 ---------- -------------------------------------------------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
       Beneficially Owned                            49,100
       by Each Reporting
                                 ---------- -------------------------------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
          Person With                                56,100
-------------------------------- ---------- -------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      105,200
------------ --------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


------------ --------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.3%
------------ --------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                      IN
------------ --------------------------------------------------------------------------------------------------------------------


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                                                          SCHEDULE 13D
----------------------------------------------------                         ----------------------------------------------------

                CUSIP No. 231264102                                                             Page 4 of 8 Pages
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

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to common stock, $.01 par value (the "Common Stock"), of Curative Health Services, Inc. (the "Company"). The address of the principal executive office of the Company is 150 Motor Parkway, Hauppauge, NY 11788.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Joseph Feshbach and Matthew Feshbach (together the "Feshbachs"). The Feshbachs were previously acting together as a group in regard to certain aspects of the Common Stock.

         Joseph Feshbach is an individual, whose business address is 27600 Edgerton Road, Los Altos Hills, CA 94022. His present principal occupation is private investor.

         Matthew Feshbach is an individual, whose business address is 8 Stonegate, Bellaire, FL 33756. His present principal occupation is private investor.

         The Feshbachs are United States citizens.

         During the last five years, neither Joseph Feshbach nor Matthew Feshbach has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, neither Joseph Feshbach nor Matthew Feshbach has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 11, 1999, the Feshbachs made a determination, without any written agreement, that they would become a group. Accordingly, they determined to act together for the purposes of voting shares of the Common Stock and considering and possibly implementing strategies to enhance the value of the Common Stock. Together, when acting as a group, the Feshbachs could have been considered as having owned beneficially more than 5% of the outstanding Common Stock. On December 13, 2000, the Feshbachs made a determination, without any written agreement, that they would cease being a group. Accordingly, they determined to no longer act together for the purposes of (i) voting shares of the Common Stock and (ii) considering and possibly implementing strategies to enhance the value of the Common Stock. The Feshbachs provided no monetary consideration to each other for acting together or for ceasing to act together on these matters.

         The funds used to purchase the shares of the Common Stock owned beneficially by the Feshbachs were cash on hand and margin borrowings through Bear Stearns Securities Corp. The amount of the margin borrowing varies depending on the market price of the Common Stock and other securities. The total funds used by the Feshbachs and parties related to them to make these purchases through the date of this Amendment No. 2 were $4,078,243.20.


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                                                          SCHEDULE 13D
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
                CUSIP No. 231264102                                                             Page 5 of 8 Pages
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ITEM 4.  PURPOSE OF TRANSACTION

         The Feshbachs initially acquired shares of the Common Stock for investment purposes. Subsequently, the Feshbachs made a determination to form a group because of a desire to act together to enhance the value of the Common Stock and improve the general management of the Company. The Feshbachs have since become satisfied that changes have been instituted by the Company that the Feshbachs believe will eventually enhance the value of the Common Stock. Accordingly, the purpose of being a group has been fulfilled, and the Feshbachs no longer desire to operate as a group. The Feshbachs are now holding their shares of the Common Stock solely for investment purposes.

         The Feshbachs may acquire on the open market from time to time additional shares of the Common Stock. The Feshbachs may also sell shares of the Common Stock from time to time. Joseph Feshbach has a seat on the Board of Directors. Other than in connection with his participation on the Board of Directors, Joseph Feshbach has no present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Matthew Feshbach has no present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Company's quarterly report on Form 10-Q for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission ("SEC"), states that as of November 1, 2000, the Company had issued and outstanding 7,865,860 shares of Common Stock. This number of outstanding shares is used for purposes of determining the percentage of shares of the Common Stock owned by the Feshbachs.

         Joseph Feshbach owns beneficially 248,000 shares of the Common Stock, which represents approximately 3.1% of the outstanding Common Stock. Matthew Feshbach owns beneficially 105,200 shares of the Common Stock, which represents approximately 1.3% of the outstanding Common Stock.

         (b) Joseph Feshbach has the sole power to direct the vote of and to dispose of 15,500 shares of the Common Stock, and Joseph Feshbach shares the power to vote and to dispose of 233,000 shares of the Common Stock.

         The shares as to which Joseph Feshbach shares these powers are owned by the Lucinda H. Feshbach Trust, of which his wife (Lucinda H. Feshbach) is the trustee, his three adult children (Sarah Feshbach, Melissa Feshbach Epstein and Jessica Feshbach Paolo), and an individual retirement account of his wife. A business address for each of these persons is the same as stated for Joseph Feshbach in Item 2 above in this Schedule 13D. The principal occupations of these persons are: Lucinda H. Feshbach, minister; Sarah Feshbach, church administrator; Melissa Feshbach Epstein, minister; and Jessica Feshbach Paolo, minister. During the last five years, none of these persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, during the last five years, none of these persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws. Each of these persons is a United States citizen.


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                                                          SCHEDULE 13D
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
                CUSIP No. 231264102                                                             Page 6 of 8 Pages
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         Matthew Feshbach has the sole power to direct the vote of and to dispose of 49,100 shares of the Common Stock, and Matthew Feshbach shares the power to vote and to dispose of 56,100 shares of the Common Stock.

         The shares as to which Matthew Feshbach shares these powers are owned by the individual retirement account of his wife (Kathleen M. Feshbach) and by the Kathleen M. Feshbach Trust, of which Kathleen Feshbach is the trustee. A business address for Kathleen Feshbach is the same as stated for Matthew Feshbach in Item 2 above in this Schedule 13D. The principal occupation of Kathleen Feshbach is student. During the last five years, Kathleen Feshbach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, during the last five years, Kathleen Feshbach was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws. Kathleen Feshbach is a United States citizen.

         (c) During the 60 days prior to the date of this filing, the Feshbachs effected the following transactions in the Common Stock:

         On October 24, 2000, the Matthew L. Feshbach Trust #2 sold 75,000 shares at $5.4995 per share. On November 29, 2000, Melissa Feshbach sold 7,500 shares at $5.4307 per share. On December 11, 2000, the Matthew L. Feshbach Trust #2 sold 50,000 shares at $5.4348 per share. On December 11, 2000, the Kathleen
M. Feshbach Trust sold 25,000 shares at $5.4323 per share. On December 13, 2000, the Matthew L. Feshbach Trust #2 sold 25,000 shares at $5.4323 per share. On December 13, 2000, the Kathleen M. Feshbach Trust #2 sold 25,000 shares at $5.4323 per share. On December 21, 2000, the Lucinda H. Feshbach Trust sold 80,000 shares at $5.5625 per share to reduce margin borrowings.

         (d) No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.

         (e) As of December 13, 2000, the Feshbachs, taken together, ceased to be the beneficial owners of more than five percent of the Common Stock, because they ceased acting together as a group on that date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In February 2000, the Company entered into a Standstill Agreement with the Feshbachs. Under the Standstill Agreement, the Company agreed to certain corporate governance provisions and certain changes in Board composition for the next two years, including fixing the number of directors to be elected at the 2000 and 2001 Annual Meetings of Shareholders at nine and adding in each of the next two years one new director to replace one incumbent director. In addition, the Feshbachs agreed that until the expiration of the term of the Standstill Agreement on February 21, 2002, they would not:

         *unless approved by a majority of the Board of Directors (excluding Joseph Feshbach), acquire, or propose to acquire, directly or indirectly, more than 300,000 additional shares of the Company's outstanding Common Stock, except by way of options granted to directors or by way of stock dividends or other distributions by the Company made available to holders of voting securities generally;


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                                                          SCHEDULE 13D
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
                CUSIP No. 231264102                                                             Page 7 of 8 Pages
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         *form or join any "group" within the meaning of Section 13(d)(3) of the
Securities Exchange Act of 1934 or deposit any voting securities in a voting trust, or subject any shares to any similar agreement or arrangement;

         *directly or indirectly become a participant in any solicitation of proxies except in accordance with matters recommended by the Company's Board of Directors;

         *transfer or sell, directly or indirectly, any voting securities owned beneficially by them, other than (a) in certain open market transactions, (b) pursuant to any bona fide pledge or hypothecation for the benefit of a bona fide financial institution, (c) to another person controlled by the Feshbachs or (d) in connection with an acquisition transaction available to all holders of voting securities that is recommended by the Board of Directors and is either a tender offer or requires a shareholder vote;

     *solicit, initiate or encourage, directly or indirectly, proposals or offers to acquire the Company without the consent of a majority of the Board of Directors, not including Messrs. Joseph Feshbach, Paul S. Auerbach or Daniel Berce; or

         *initiate communications, take any public position on matters pertaining to the Company or advocate a position not approved by the Board of Directors, or advocate any position that could have a reasonable possibility of causing a solicitation of proxies by any person other than the Company's Board of Directors.

         The Standstill Agreement also provides that until its expiration, the Feshbachs are to cause all shares of the Company beneficially owned by them to be represented, in person or by proxy, at each shareholder meeting. In addition, the Feshbachs are to cause such shares to be voted at such meetings either (a) as affirmatively recommended by the Board of Directors, or (b) if the Board of Directors has made no affirmative recommendation, in the Feshbachs' sole discretion. The Feshbachs have also agreed not to call, or join with any other shareholders for the purpose of calling a special meeting of shareholders.

         The Standstill Agreement is attached as Exhibit 3 to this Amendment No.
2. All statements above with respect to the Standstill Agreement are qualified by reference to the Standstill Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

             EXHIBIT NUMBER                                      DESCRIPTION
             --------------                                      -----------
                   1                            Agreement to File Joint Schedule 13D*

                   2                            Form of Customer Agreement with Bear Stearns
                                                Securities Corp.*

                   3                            Standstill Agreement


*previously filed



SIGNATURE


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
                                                          SCHEDULE 13D
----------------------------------------------------                         ----------------------------------------------------
                CUSIP No. 231264102                                                             Page 8 of 8 Pages
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December  22, 2000                                                     /s/ Joseph Feshbach
--------------------------------------------------------------         -------------------------------------------------------------
Date                                                                   Signature

                                                                       Name:  Joseph Feshbach




December  22, 2000                                                     /s/ Matthew Feshbach
--------------------------------------------------------------         -------------------------------------------------------------
Date                                                                   Signature

                                                                       Name:  Matthew Feshbach
